[COMPANY LOGO]                                                       www.roo.com
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                                                               November 15, 2006

      Via Edgar
      ---------

      U.S. Securities and Exchange
      Commission Division of Corporation
      Finance 100 F Street, N.E.
      Washington, DC 20549

      Attention:  Christine Adams, Staff Accountant
                         Carlos Pacho, Senior Assistant Chief Accountant Larry Spirgel, Assistant Director

      Re:         ROO Group, Inc.
                         Form 10-KSB for Fiscal Year Ended
                         December 31, 2005 Filed April 17, 2006

                         Form 10-QSB for Fiscal Quarter Ended March 31, 2006 File No. 0-25659

      Ladies and Gentlemen:

      In response to your verbal comment requesting that we advise how we considered the guidance in EITF 05-4 in analyzing the registration rights agreements in connection with the private placements offerings completed by the Company in 2005, we respond as follows:

We entered into registration rights agreements in relation to the August 23, 2005, the October 20, 2005 and the December 28, 2005 private placements. The August 23, 2005 and October 20, 2005 private placements included only shares of common stock. The December 28, 2005 private placement included shares of common stock and warrants to purchase shares of common stock. We have considered the proposed FSP No. 00-19-B instead of EITF 05-4 in analyzing the registration rights agreements. The proposal specifies that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement because the registration statement was not effective as required under the arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The financial instrument(s) subject to the registration payment arrangement shall be recognized in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.


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[COMPANY LOGO]

Per FSP No. 00-19-B, we note that if the transfer of consideration under a registration payment arrangement becomes probable and can be reasonably estimated subsequent to the inception of the arrangement, the initial recognition of the contingent liability shall be recognized in earnings.

As of December 31, 2005, in relation to the August 23, 2005 and October 20, 2005 private placements, we issued 236,667 shares of common stock as satisfaction of the liquidated damages owed and anticipated due to our failure to file a registration statement within the terms of the registration rights agreements. These shares were valued at $3.00 per share with a total value of $710,000 and were recognized in earnings as full satisfaction of the liability.

As of December 31, 2005, in relation to the December 28, 2005 private placement we did not record a liability for liquidated damages as we concluded that the probability was remote that damages will occur. Before filing our 10-KSB, we were given notice that the SEC was not going to review the registration statement and thus it would be effective. Therefore, liquidated damages related to the December 28, 2005 private placement were not accrued as of December 31, 2005.

We trust that the foregoing adequately addresses your comment. Should you have any questions, please do not hesitate to contact the undersigned at (at (212) 661-4111 ext.251 or John Clark, Controller, at (212) 661-4111 ext.261.


                                              Very truly yours,

                                              Robin Smyth
                                              Chief Financial Officer


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